Ameritas Life Insurance Corp. 5900 O Street / Lincoln, NE 68510

December 16, 2022

Filed Via EDGAR

Jaea Hahn, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE

Washington, D.C. 20549

Re:	Ameritas Life Insurance Corp.
Ameritas Life Insurance Corp. Separate Account LLVL, 1940 Act Registration No. 811-08868
Ameritas Advisor ClearEdge VUL, 1933 Act Registration No. 333-266911
Pre-Effective Amendment No. 1 on Form N-6

Acceleration Request Pursuant to Rule 17 CFR 230.461 to December 20, 2022 or soon thereafter

Dear Ms. Hahn:

The Registrant, Ameritas Life Insurance Corp. Separate Account LLVL, and the Principal Underwriter, Ameritas Investment Company, LLC, hereby request that the effective date of the above captioned Pre-Effective Amendment No. 1 to the Registration Statement be accelerated to December 20, 2022, or soon thereafter.

In support of this request, we state:

(i)	The initial Form N-6 filing for Registration Statement No. 333-266911 was submitted via EDGAR to the Division of Investment Management on August 16, 2022. We received written comments from SEC staff on October 17, 2022, and had a follow-up phone call on December 7, 2022.

(ii)	The Commission’s comments were addressed in the filing of the Pre-Effective Amendment No. 1, filed on December 14, 2022 .

(iii)	Securities reflecting changes described above will not be distributed until they are declared effective.

We acknowledge that we are responsible for the accuracy and adequacy of the disclosure in the filing, notwithstanding any review and/or comment by the SEC staff. We have provided all information investors require for an informed decision. Since the Separate Account and its management are in possession of all facts relating to the Separate Account’s disclosure, we are responsible for the accuracy and adequacy of the disclosures we have made.

We further acknowledge that:

▪	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪	The Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration and assistance. If you have any questions regarding this acceleration request or the Pre-Effective Amendment, please contact Morgan Lorenzen, 402-325-4080 or via email at Morgan.Lorenzen@ameritas.com.

Sincerely,

On behalf of		On behalf of
Ameritas Life Insurance Corp. Separate Account LLVL		Ameritas Investment Company, LLC

/s/	William W. Lester	/s/	Brandon M. Mann

Name:	William W. Lester	Name:	Brandon M. Mann
Title:	Director, Chair, President & Chief Executive Officer	Title:	Director, President
	Ameritas Life Insurance Corp.		Ameritas Investment Company, LLC